UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 4, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

March 4, 2011

To whom it may concern:

Company:	Mizuho Financial Group, Inc.

Representative:	Takashi Tsukamoto, President & CEO

Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo

Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Corrections in “SELECTED FINANCIAL INFORMATION for the Second

Quarter (First Half) of Fiscal 2010 (Six months ended September 30, 2010)

<Under Japanese GAAP>”

Mizuho Financial Group, Inc. hereby announces partial corrections in its “SELECTED FINANCIAL INFORMATION for the Second Quarter (First Half) of Fiscal 2010 (Six months ended September 30, 2010)” disclosed on November 12, 2010 as shown in the appendix.

Contact: Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel. 81-3-5224-2026

(Appendix)

¡ Corrections

The corrections are underlined.

[SELECTED FINANCIAL INFORMATION]

For the Second Quarter (First Half) of Fiscal 2010 (Six months ended September 30, 2010)

P.3-38 III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

(Before correction)

Non-Consolidated

Mizuho Corporate Bank

(Reference)

	(Billions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Tier I Capital (D)	3,633.3	303.6	496.4	3,329.6	3,136.8
Aggregated Figures of the Three Banks (Reference)

Tier I Capital (D)	5,854.9	420.5	654.3	5,434.3	5,200.5

(After correction)

Non-Consolidated

Mizuho Corporate Bank

(Reference)

	(Billions of yen)
	As of September 30, 2010			As of March 31, 2010	As of September 30, 2009
		Change from March 31, 2010	Change from September 30, 2009
Tier I Capital (D)	3,624.0	294.3	487.1	3,329.6	3,136.8
Aggregated Figures of the Three Banks (Reference)
Tier I Capital (D)	5,845.6	411.3	645.0	5,434.3	5,200.5